360 Funds
4300 Shawnee Mission Parkway, Suite 100
Fairway, Kansas 66205

September 12, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Deborah O’Neal-Johnson

Re:
360 Funds (the “Trust”) Request for Acceleration of the Effective Date of Form N-14/A filed on September 11, 2017 (File Nos. 811-21726 and 333-219584) Pertaining to the Reorganization of the Crow Point Alternative Income Fund, a series of Northern Lights Fund Trust, into the Crow Point Alternative Income Fund, a series of the Trust.

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Form N-14/A Proxy Statement/Prospectus which was filed with the U.S. Securities Exchange Commission on September 11, 2017 via EDGAR (accession nbr.: 0001398344-17-011886) be accelerated so that the same will become effective at 8:00 a.m. Eastern Time, Thursday, September 14, 2017, or as soon thereafter as practicable.

Matrix 360 Distributors, LLC, the principal underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact John Lively at 913.660.0778 or Cynthia D. Baughman at 240.206.6027.

360 Funds		Matrix 360 Distributors, LLC

/s/ Randy Linscott		/s/ Brandon J. Byrd
By:	Randy Linscott	By:	Brandon J. Byrd
Title:	President	Title:	CEO